SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Pursuant to item (a)(iii) of the call notice to the Annual General Meeting to be held on April 30, 2009, please find below the Resumé of José Ecio Pereira da Costa Junior, who the Company’s management suggests to be reelected as a member of the Company’s Board of Directors. Mr. Pereira was elected as a member of Gafisa’s Board of Directors on June 6, 2008, and his term-of-office expires at Gafisa’s next Shareholders General Meeting.

José Ecio Pereira da Costa Junior. Mr.Pereira is currently head of the Administrative Council of IBEF - Instituto Brasileiro dos Executivos Financeiros. He started his auditing career in 1974 and became in 1986 partner of Arthur Andersen & Co. In June 2002 he was admitted as an audit partner at Deloitte Touche Tohmatsu in Brazil. Mr. Pereira is also the founder of the business consulting firm JEPereira Consultoria em Gestão de Negócios. Mr. Pereira holds a bachelor’s degree in Business Administration from Fundação Getúlio Vargas and a bachelors degree in Accounting from Faculdade São Judas Tadeu. He is currently a member of Gafisa’s Board of Directors and the chairman Gafisa’s Audit Committee. His business address is Av. República Argentina, 665,No. 906/907, 80240-210 – Curitiba, PR – Brazil

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.